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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: February 15, 2017

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of Registrant)

44 King Street West, Scotia Plaza, 8th Floor, Scotia Plaza, Toronto, Ontario M5H 1H1

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement of The Bank of Nova Scotia on Form F-3 (File No. 333-215597) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: February 15, 2017	By:	/s/ Christy Bunker
Name: Christy Bunker
Title: Managing Director, Secured and Capital Funding

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Amended and Restated Distribution Agreement, dated February 1, 2017, between The Bank of Nova Scotia and Scotia Capital (USA) Inc.

99.2	Third Amended and Restated Calculation Agency Agreement, dated February 13, 2017, between The Bank of Nova Scotia and Scotia Capital Inc.

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